Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

January 28, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 28, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Blue World Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, consisting of one Class A Ordinary Share, $0.0001 par value, one-half of one redeemable Warrant to acquire one Class A Ordinary Share, and one Right to acquire one-tenth of one Class A Ordinary Share
Class A Ordinary Shares, par value $0.0001 per share
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise rice of $11.50
Rights, each whole right to acquire one-tenth of one Class A ordinary Share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi